SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon agrees to provide RMB400 million loan to Qoros in connection with the release of IC’s RMB750 million back-to-back guarantee

Kenon Holdings Ltd. (“Kenon”) has agreed to provide a RMB400 million (approximately $64 million) loan to Qoros Automotive Co., Ltd. (“Qoros”) to support Qoros’ ongoing development. Qoros is an automotive company based in China, of which Kenon owns 50% (indirectly), and Chery Automobile Co. Ltd. (“Chery”) owns the remaining 50% (indirectly).

Prior to Kenon’s spin-off from Israel Corporation Ltd. (“IC”), IC provided a guarantee in respect of Qoros’ RMB3 billion (approximately $480 million) credit facility. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion (approximately $240 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million (approximately $142 million), including related interest and fees. In connection with Kenon’s spin-off from IC, IC continued to provide this guarantee and Kenon entered into a $200 million credit facility with IC, and to the extent that IC is required to make payments under its back-to-back guarantee in respect of Qoros’ credit facility, the amount of the loans owed by Kenon to IC under the credit facility will be increased accordingly.

Additionally, prior to the spin-off, IC approved an outline for the provision of loans to Qoros by each of Chery and IC of RMB400 million (approximately $64 million) each in exchange for the release of most of the outstanding guarantees and back-to-back guarantees of Chery and IC, respectively. The obligations of IC set forth in the outline were transferred to Kenon in connection with the spin-off.

Kenon has now agreed to provide a RMB400 million (approximately $64 million) loan to Qoros to support its ongoing development, and in connection with the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt will be released in full. Kenon intends to fund its loan to Qoros through a combination of cash on hand and a $45 million drawdown under its credit facility from IC. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion (approximately $240 million) is not being released in connection with the release of IC’s back-to-back guarantees. However, Chery has separately committed to provide a shareholder loan of RMB400 million (approximately $64 million) to Qoros in connection with the release of its guarantees in relation to Qoros’ credit facility. Kenon has agreed that, in the event that Chery provides such shareholder loan to Qoros and Chery’s guarantee is not subsequently released, Kenon will work with Chery and Qoros’ lenders to find an appropriate mechanism to restore equality between Chery and Kenon in respect of Chery’s guarantee of Qoros’ debt by the end of 2015, and in any event, prior to any required payments by Chery under its guarantee. This solution may involve a future guarantee of Qoros’ debt by Kenon (i.e., Kenon may assume or otherwise support a portion of Chery’s guarantee) or Kenon’s sharing in the amount of the payment obligations under Chery’s guarantee, among other possibilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: February 11, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer